FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of January 2007

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

For immediate release:	Wednesday 24 January 2007

AMCOR ANNOUNCES CONVERSION OF $210 MILLION NOTE ISSUE

Amcor announces today that the $210 million PACRS2 convertible notes will be converted to equity on 30 April 2007. Prior to conversion, Amcor also intends to offer to repurchase PACRS2 notes off-market to provide holders with a cash alternative to receiving ordinary shares.

Amcor’s Managing Director and CEO, Ken MacKenzie, said “The PACRS2 convertible notes are now a less attractive source of funding compared to other alternatives. This initiative will result in a simpler, more flexible and efficient capital structure.”

PACRS2 are the Perpetual Amcor Convertible Reset Securities issued by Amcor Investments (New Zealand) Limited (AINZL) in May 2002. PACRS2 have a Reset Date of 30 April 2007.

The number of Amcor shares to be issued on the conversion of any remaining PACRS2 will be determined in accordance with the terms of issue and will depend on the average share price during the conversion pricing period ending in late April. Based on the share price prevailing at the time of this announcement, the PACRS2 notes would convert to approximately 30 million shares in Amcor Limited. However, the number of shares actually arising from the conversion will be reduced to the extent holders of PACRS2 accept the repurchase offer from AINZL.

These initiatives are part of an ongoing capital management program by the Amcor Group. Amcor is also presently implementing an on-market share buy-back program announced on 6 July 2006, and will at a later time consider acquiring, subject to market conditions and Amcor’s capital requirements at the time, some or all of the ordinary shares issued on conversion of the PACRS2 notes which are not repurchased under the PACRS2 repurchase offer.

The offer price for the repurchase of PACRS2 notes will be $105.2632 per note. This offer price reflects the value of the conversion terms. Settlement of the repurchase is scheduled for 30 April 2007, and holders accepting the repurchase offer will also receive the full amount of interest of $4.2498 per note for the final interest period up to and including 29 April 2007.

A booklet explaining the terms and conditions of the PACRS2 repurchase offer is scheduled to be sent to entitled holders by 28 February 2007.

For further details of the PACRS2 conversion and repurchase program, see today’s announcement from AINZL (attached).

Amcor Limited
ABN 62 000 017 372
679 Victoria Street
Abbotsford Victoria 3067 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 6500
www.amcor.com

Important notice

This media release, which relates to the PACRS2 repurchase, does not constitute or form part of, any offer to buy, or any solicitation of any offer to sell, any securities in any jurisdiction, nor may it or the fact of its distribution be relied upon in any contract.

ENDS

For further information please contact:

John Murray	Paul Connolly
Executive General Manager Corporate Affairs	Director
Amcor Limited	Amcor Investments (New Zealand) Limited
Ph: +61 3 9226 9005	Ph: +61 3 9226 9104

Amcor Investments (New Zealand) Limited

For immediate release:	Wednesday 24 January 2007

PACRS2 CONVERSION AND REPURCHASE

Amcor Investments (New Zealand) Limited announces today that it will convert the $210 million PACRS2 convertible notes to equity in Amcor Limited on 30 April 2007. Prior to conversion, the company also intends to offer to repurchase PACRS2 notes off-market to provide holders with a cash alternative to receiving ordinary shares in Amcor Limited.

PACRS2 are the Perpetual Amcor Convertible Reset Securities issued by Amcor Investments (New Zealand) Limited (AINZL) in May 2002. PACRS2 have a Reset Date of 30 April 2007.

The offer price for the repurchase of PACRS2 will be $105.2632 per note. This offer price reflects the value of the conversion terms. All registered holders of PACRS2 on the repurchase Record Date of 23 February 2007 will be sent a repurchase offer booklet and personalised acceptance form by 28 February 2007.

Participation in the PACRS2 repurchase program is voluntary and the offer is scheduled to open on 1 March 2007 and to close at 5.00 pm, Melbourne time on 23 March 2007. Settlement of the repurchase is scheduled for 30 April 2007 which is after the PACRS2 coupon Record Date of 12 April 2007. Consequently, holders accepting the repurchase offer will also receive the full amount of interest of $4.2498 per note for the final interest period up to and including 29 April 2007.

A booklet explaining the terms and conditions of the PACRS2 repurchase offer and a personalised acceptance form is scheduled to be sent to holders by 28 February 2007. Formal notification of the proposed conversion will be sent to PACRS2 holders at that time. For queries on the PACRS2 repurchase offer, holders may call 1300 301 256 from within Australia for the cost of a local call or +61 3 9415 4608 if calling from outside Australia, or visit Amcor’s website at www.amcor.com.

AINZL has retained UBS AG, Australian Branch as financial advisor on the conversion and repurchase program.

Amcor Investments (New Zealand) Limited
(ARBN 096 271 313)
17 Ash Road Wiri Auckland.
New Zealand
www.amcor.com

Indicative timetable*

Monday, 19 February 2007	Ex-entitlement date for participation in PACRS2 repurchase offer (1)
Friday, 23 February 2007	Record date for participation in PACRS2 repurchase offer
Wednesday, 28 February 2007	Mailing of repurchase offer booklet and personalised acceptance form to PACRS2 holders
Thursday, 1 March 2007	PACRS2 repurchase offer period opens
Friday, 23 March 2007	PACRS2 repurchase offer period closes. Acceptances must be received by the Registry by no later than 5.00 pm (Melbourne time)
Monday, 26 March 2007	Announcement of results of PACRS2 repurchase
Wednesday, 28 March 2007 to Friday, 27 April 2007	PACRS2 conversion pricing period
Wednesday, 4 April 2007	Ex-entitlement date for final PACRS2 interest payment (2), (3)
Thursday, 12 April 2007	Record date for determination of entitlements to receive final PACRS2 interest payment (3)
Thursday, 19 April 2007	Last trading day for PACRS2
Monday, 30 April 2007	Repurchase and cancellation of PACRS2 under the PACRS2 repurchase offer
Dispatch/crediting of proceeds of repurchase to participating holders (3)
Payment of final PACRS2 interest coupon to all holders as of Record Date
Conversion Date for remaining PACRS2
Monday, 21 May 2007	Last date for issue of ordinary shares from conversion.

*                    While AINZL does not anticipate any changes to these dates and times, it reserves the right to vary them by ASX announcement. This document does not constitute an offer to repurchase any PACRS2. AINZL reserves the right not to proceed with any PACRS2 repurchase offer.

1                     PACRS2 acquired on the ASX on or after this date will generally not confer an entitlement to participate in the repurchase offer.

2                     PACRS2 acquired on the ASX on or after this date will generally not confer an entitlement to receive the final PACRS2 interest payment.

3                     PACRS2 holders who accept the PACRS2 repurchase offer will receive the full amount of interest for the final interest period up to and including 29 April 2007 which will be paid on 30 April 2007.

Important notice

This media release, which relates to the PACRS2 repurchase, does not constitute or form part of, any offer to buy, or any solicitation of any offer to sell, any securities in any jurisdiction, nor may it or the fact of its distribution be relied upon in any contract.

ENDS

For further information please contact:

John Murray	Paul Connolly
Executive General Manager Corporate Affairs	Director
Amcor Limited	Amcor Investments (New Zealand) Limited
Ph: +61 3 9226 9005	Ph: +61 3 9226 9104

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED

(Registrant)

Date        24 January 2007

By: /s/ JULIE McPHERSON

By: Julie McPherson

Title: Company Secretary/Group General Counsel